UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.(MUFG)

Notice on Continuation of Performance-Based

Stock Compensation Plan and

Additional Trust for Stock Acquisition

Tokyo, May 15, 2018 — MUFG resolved at the Compensation Committee’s meeting held on May 16, 2016, to introduce a performance-based stock compensation plan using a trust structure (“the Plan”) as a new Group-wide incentive plan for directors, corporate executive officers, executive officers, and senior fellows (outside directors and directors serving as audit committee members are excluded; the eligible directors and other executives are hereinafter collectively referred to as “Directors, etc.”) of MUFG and its four subsidiaries comprising the core of the MUFG Group (MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.; the four companies are hereinafter collectively referred to as the “Core Business Companies”, and MUFG and the Core Business Companies are hereinafter collectively referred to as the “Covered Companies.”). At the Compensation Committee meeting held today (hereinafter referred to as “the Compensation Committee Meeting”), MUFG resolved to continue with the Plan while amending it in part.

Please see “Introduction of Performance-Based Stock Compensation Plan for Directors, etc.” dated May 16, 2016, for a description of the Plan.

1.	Continuation of the Plan

(1)	In 2016, MUFG introduced the Plan as a new stock compensation plan for Directors, etc. of the Covered Companies in order to further enhance the incentive to contribute to the improvement of business performance of the MUFG Group not only over the short term but also the medium to long term, in order to enable the MUFG Group as a whole to achieve sustainable growth and increase its corporate value over the medium to long term corporate value while controlling excessive risk taking. MUFG seeks to share profits with shareholders from a medium to long-term perspective by partially linking the Plan on the goals specified in its mid-term business plan, thus providing an incentive for Directors, etc. to manage business with an awareness of medium to long-term business performance and share value.

(2)	The Plan uses a structure referred to as a Board Incentive Plan trust (the “BIP Trust”). A BIP Trust, like the performance share plans and restricted stock plans in the U.S. and Europe, is a plan under which MUFG shares acquired through the BIP Trust and money equivalent to the liquidation value of MUFG shares (hereinafter referred to as “MUFG Shares, etc.”), along with dividends arising from MUFG shares, are delivered or paid (hereinafter collectively expressed as “Distributed”) to Directors, etc. in accordance with their rank, level of achievement in terms of the business performance goals set forth in the applicable mid-term business plan, and other relevant factors.

(3)	The continuation of the Plan was resolved today by the Compensation Committee, of which the chair and a majority of the members are outside directors. The Compensation Committee has evaluated and continues to evaluate fairly the appropriateness of the business performance goals, the achievement status thereof and other relevant matters to ensure the transparency and objectivity of the decision-making process and the resulting decisions pertaining to the incentive plans for board members.

2.	Partial Revision of the Plan

In continuing with the Plan from FY2018 onward, MUFG will be extending the trust period of the existing BIP Trust while partially revising the Plan. The details of the Plan established in FY2016 will be maintained with the exception of the following.

(1)	Extension of the trust period, additional trust funds and inheritance of residual Shares, etc.

The Plan comprises Trust I, under which MUFG Shares, etc. are to be Distributed to Directors, etc. of Covered Companies upon their resignation or retirement, and Trust II, under which MUFG Shares, etc. are to be Distributed upon expiration of three consecutive fiscal years corresponding to the period covered by the relevant MUFG mid-term business plan (hereinafter referred to as the “Period Covered”; Trust I and Trust II are hereinafter collectively referred to as “Trusts”). While both Trusts are to expire on August 31, 2018, the Plan will be continued by extending the trust period of each and entrusting additional funds as approved at the Compensation Committee Meeting. In cases where additional funds are to be entrusted, any MUFG shares (excluding MUFG shares to be delivered to Directors, etc. of Covered Companies which still have not been Distributed) or money remaining in trust as of the last day of the trust period prior to the extension thereof (hereinafter collectively referred to as “Residual Shares, etc.”) will be inherited by the Trusts following extension.

(2)	Upper limit of the amount of trust money to be contributed to the Trusts

For each Period Covered, each of the Covered Companies is to contribute money to the Trusts, in an amount not to exceed the prescribed upper limit applicable, as compensation for Directors, etc. Said upper limits will be changed as set forth below.

(i)	MUFG

Upper limit of the amount of trust money to be contributed to Trust I: 1.4 billion yen (*1)

Upper limit of the amount of trust money to be contributed to Trust II: 3.0 billion yen (*1)

(ii)	Core Business Companies (total for the four companies)

Upper limit of the amount of trust money to be contributed to Trust I: 5.2 billion yen (*1)

Upper limit of the amount of trust money to be contributed to Trust II: 7.1 billion yen (*1)

(*1)	This is the aggregate amount of the funds for the acquisition of shares by the Trusts, as well as the trust fees and expenses, during the trust period.

(3)	Business performance indicators linked to Trust II

The Shares, etc. to be Distributed from Trust II to Directors, etc. of the Covered Companies are determined based on the points awarded in accordance with the business performance during a given fiscal year (hereinafter referred to as “Single Year Points”) and points awarded in accordance with the level of achievement of the relevant mid-term business plan (hereinafter referred to as “Medium to Long-Term Points”). A prescribed number of Single Year Points and Medium to Long-Term Points are awarded to Directors, etc. each month during the Period Covered in accordance with their executive position. The total number of Single Year Points accumulated is adjusted after the conclusion of the relevant fiscal year and that of Medium to Long-Term Points accumulated is adjusted after the conclusion of the relevant Period Covered by adding or deducting points on the basis of business performance during the respective periods. MUFG Shares, etc. are then Distributed in about July, immediately following the end of the relevant Period Covered. The coefficient linked to business performance, which is used to add or deduct points, fluctuates within a range of 0% to 150% depending on the level of achievement in terms of business performance. The indicators and methods used to evaluate this level of achievement, in terms of business performance, are as specified below.

(i) Single year evaluation (evaluation weight: 50%)

Comparison of the year-on-year growth rate of the following indicators with that of the competitors

•  Net consolidated business profits (evaluation weight: 25%)

•  Net income attributable to owners of the parent (evaluation weight: 25%)

(ii)  Medium to Long-Term Evaluation (evaluation weight: 50%)

Level of achievement of the target percentage specified in the mid-term business plan for the following indicators

•  Consolidated ROE (evaluation weight: 25%)

•  Consolidated expense ratio (evaluation weight: 25%)

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with over 2,000 offices in more than 50 countries. The Group has over 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges.

For more information, visit https://www.mufg.jp/english.

On April 1, 2018 the name of MUFG’s commercial bank changed from “The Bank of Tokyo-Mitsubishi UFJ, Ltd.” to “MUFG Bank, Ltd.” Many of the bank’s overseas subsidiaries followed suit on the same day, but branches and subsidiaries in some countries will carry out the name change at a later date. MUFG’s New York Stock Exchange ticker symbol also changed to “MUFG.”

For more information regarding overseas subsidiaries, visit

http://www.bk.mufg.jp/global/newsroom/announcements/pdf/201803_namechange.pdf

Press contact:

Kana Nagamitsu

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-3240-7651

E kana_nagamitsu@mufg.jp

(Reference)

[Outline of the trust agreement]

	Trust I	Trust II
(i) Trust type	An individually-operated designated trust of cash other than cash trust (third party benefit trust)
(ii) Trust purpose	Providing incentives to Directors, etc. of the Covered Companies
(iii) Settlor	MUFG
(iv) Trustee	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)
(v) Beneficiaries	Directors, etc. of the Covered Companies satisfying the beneficiary requirements
(vi) Trust caretaker	A third party that does not have any interest in the Covered Companies (certified public accountant)
(vii) Trust agreement date	May 17, 2016 (revision planned for May 16, 2018)
(viii) Trust period	May 17, 2016 to August 31, 2018 (extension until August 31, 2021 planned pursuant to a revision of the trust agreement to take place on May 16, 2018)
(ix) Plan start date	July 1, 2016
(x) Exercise of voting rights	No exercise
(xi) Type of acquired shares	Ordinary shares of MUFG
(xii) Amount of trust money	Approximately 6.6 billion yen (planned) (including trust fees and expenses)	Approximately 10.1 billion yen (planned) (including trust fees and expenses)
(xiii) Timing of acquisition of shares	May 17, 2018 (planned) to June 15, 2018 (planned)
(xiv) Method of acquisition of shares	Acquisition in the stock market
(xv) Holder of a vested right	MUFG
(xvi) Residual property	Residual property that can be received by MUFG, which is the holder of a vested right, shall be within the limit of the trust expense reserve calculated by deducting the cost for acquiring the shares from the Trust from trust money.
[Trust/share-related administration]
(i) Trust-related administration	Mitsubishi UFJ Trust and Banking Corporation, which will be the trustee of the Trust, will perform trust-related administrative tasks.
(ii) Share-related administration	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. will perform administrative tasks necessary for the delivery of shares of MUFG to the beneficiaries based on an administration service agreement.